Exhibit 99.4

Frequently Asked Questions (FAQ)

Benefits of Our Combination

1.	What is the benefit of this acquisition for Gracell and AstraZeneca, and why was it the best path forward?

By combining the expertise and resources at AstraZeneca and Gracell, we can unlock new ways to harness Gracell’s FasTCAR manufacturing platform, which we believe has the potential to optimize the therapeutic profile of engineered T cells, to pioneer the next generation of autologous CAR-T therapies. The acquisition will also complement AstraZeneca’s existing capabilities and previous investments in cell therapy, where it has established its presence in CAR-T and TCR-Ts in solid tumours. GC012F will accelerate AstraZeneca’s cell therapy strategy in haematology, with the opportunity to bring a potential best-in-class treatment to patients living with blood cancers using a differentiated manufacturing process, as well as exploring the potential for cell therapy to reset the immune response in autoimmune diseases.

2.	How will Gracell and AstraZeneca work with one another?

Following closing, Gracell will continue to operate as a wholly owned subsidiary of AstraZeneca.

Following closing, both companies will work together to identify opportunities for collaboration, with the goal of accelerating our collective ambition to bring cell therapies to more patients living with cancer and autoimmune diseases.

3.	Does this acquisition showcase a change in direction at Gracell?

This acquisition strengthens our ability to execute on our strategy: it will allow us to accelerate the development of GC012F and bring the potential benefits of our novel CAR-T to more patients around the world living with cancer and autoimmune disease.

Timeline

4.	What is the expected timing? What happens between now and the closing of the acquisition?

At announcement, the acquisition is not final, and Gracell and AstraZeneca will continue to operate as two separate companies until the acquisition closes. This transaction is subject to customary closing conditions including regulatory clerance and shareholder approval.

We expect that the transaction will close in the first quarter of 2024. Until closing, we will continue to operate on a business as usual basis. In the meantime, we are committed to keeping you informed on a regular basis as more information becomes available.

5.	Is it possible the deal doesn’t close? What happens if it doesn’t close?

Both Gracell and AstraZeneca are committed to work towards a timely close in Q1 2024.

Employee Roles & Responsibilities

6.	Will there be layoffs?

There are no planned layoffs due to this transition. AstraZeneca recognizes the important role of our talented team and how pivotal Gracell will be to realizing the collective ambition of bringing more cell therapies to patients with cancer and autoimmune disease. AstraZeneca is committed to further advancing Gracell technology and enabling the acceleration of ongoing clinical programs while maintaining operations in China and the US.

7.	What’s changing for me and my day-to-day responsibilities? Will I report to someone new?

After closing, Gracell will operate as a wholly owned subsidiary of AstraZeneca, with operations continuing in China and the US. Until closing, it is important we continue to operate on a business as usual basis. Our company priorities remain consistent, and we will continue to execute against them moving forward. After closing, it is expected that roles and responsibilities will not change for most of our employees.

8.	What will the transition look like? When and how will we hear about updates and changes?

To allow for the necessary regulatory reviews and approvals, the transaction is expected to close in the first quarter of 2024. Until closing, we will continue to operate on a business as usual basis. In the meantime, our teams are working through the finer details of transition planning and we are committed to keep you informed on a regular basis as more information becomes available and we gain more clarity.

9.	How is my overall compensation, title and related matters such as merit programs impacted at this time?

Until closing, there will be no changes to our operations, organisational structure or compensation and benefit policies. It is our expectation that overall compensation and benefits will remain broadly similar after closing. More information regarding future plans under the AstraZeneca organization will be provided in due course. Please keep in mind that many details remain to be worked out.

10.	Are there any changes to the systems I use or how I access information about my salary, benefits, etc.?

Until closing, the information portals you rely on today will remain active and we will continue to operate on a business as usual basis. More information about systems we will use to collaborate with AstraZeneca colleagues will be provided in due course following closing.

11.	Who will lead the Gracell organization – will there be any changes?

Following the closing of the transaction, William will continue to lead Gracell. Gracell’s team of cell therapy experts will be instrumental in continuing to advance the companies’ combined vision and mission. William will also be a member of the Oncology Cell Therapy Leadership team at AstraZeneca.

12.	Will we keep our company name?

It is anticipated that, as we will become a wholly owned subsidiary, Gracell will keep its name, logo and company email addresses.

13.	Can we reach out to our new colleagues at AstraZeneca?

Gracell and AstraZeneca must continue to act as two separate organizations until the deal clears all regulatory reviews and approvals and is officially closed. Gracell and AstraZeneca cannot exchange competitive or sensitive information, integrate research and development efforts, or share external messages that state the organizations are one.  There will be a small integration planning team put in place with representatives from both companies who will share information relevant to preparing for the closing. As we near the completion or “Close” of this acquisition, we will provide you with additional guidance on preparing for our first day as a combined organization (Day1), including how we will begin to engage with AstraZeneca colleagues.

Additional Information

14.	Why weren’t we told about the deal before now?

These types of transactions are extremely confidential and sensitive as it may impact the share price of an acquirer or the target company. In addition, there are strict securities regulation requirements that must be followed with respect to broad dissemination of related information.

External communication

15.	What should I do if I’m contacted by the media or investors?

If you are contacted by the media or investors, do not respond in any way. Please forward them to Gracie Tong and Marvin Tang at IR@gracellbio.com.

16.	Am I allowed to post about this on social media?

Due to the sensitive nature of this transaction, we request that you only share information related to the transaction, if you wish to do so, that is posted directly and publicly by Gracell. You should refrain from adding any additional commentary to your post.

17.	Am I allowed to share the news right away with family and friends?

Since this news was shared through a press release with the public, you may share the information that was in the press release with anyone outside the company, but should refrain from adding any additional commentary. Importantly, we would like to strongly remind you that you may only share information that is already in the public domain and not share confidential information such as our programs, and priorities as well as any other matters that are not generally known to anyone outside the organisation.